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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Vestcom International, Inc.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -------------------------------
                         (Title of Class of Securities)

                                   924904 10 5
                             ----------------------
                                 (CUSIP Number)


                                  June 14, 2002
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 924904 10 5                  13G                   Page 2 of 6 Pages
          -----------
-----------------------                                    ---------------------

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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brookside Capital Partners Fund, L.P.
          EIN No.: 04-3313066
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                                                                    (a) [_]
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (b) [_]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                             5.    SOLE VOTING POWER
        NUMBER OF
         SHARES                    165,600 shares
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH               6.    SHARED VOTING POWER
        REPORTING                      0
         PERSON              ---------------------------------------------------
          WITH               7.    SOLE DISPOSITIVE POWER

                                   165,600 shares
                             ---------------------------------------------------

                             8.    SHARED DISPOSITIVE POWER

                                       0
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 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              165,600 shares

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 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [_]
     CERTAIN SHARES*
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 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     1.8%

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 12. TYPE OF REPORTING PERSON*
                   PN
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Item 1(a).   Name of Issuer

       The name of the issuer to which this filing on Schedule 13G relates is Vestcom International, Inc. (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices

       The principal executive offices of the Company are located at 5 Henderson Drive, West Caldwell, New Jersey 07006.

Item 2(a).   Name of Person Filing

       This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"), is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b).   Address of Principal Business Office or, if none, Residence

       The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Management is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).   Citizenship

       Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d).   Title of Class of Securities

       The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, no par value.

Item 2(e).   CUSIP Number

       The CUSIP number of the Company's Common Stock is 924904 10 5.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)    [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
       78o).
(b)    [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                        3

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(d)    [_] Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)    [_] An investment adviser in accordance with section 13d-1(b)(1)(ii)(E).
(f)    [_] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)    [_] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)    [_] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)    [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    [_] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

       [x] If this statement is filed pursuant to section 240.13d-1(c), check this box.

Item 4.    Ownership
Item 4(a). Amount beneficially owned

     As of the close of business on June 20, 2002, the Brookside Fund owned 165,600 shares of the Common Stock outstanding of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Brakeman is the managing member of Brookside Management and is thus the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b).  Percent of Class

     As of the close of business on June 20, 2002, the Brookside Fund owned 1.8% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 9,056,806 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of May 1, 2002 based on representations made in the Company's quarterly report for the quarter ending March 31, 2002 on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002.

Item 4(c). Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:                      165,600
       (ii)  shared power to vote or to direct the vote:                          0
       (iii) sole power to dispose or to direct the disposition of:         165,600
       (iv)  shared power to dispose or to direct the disposition of:             0

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                        4

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Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

                                      5

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Item 10.  Certification

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  July 10, 2002

                                        BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                          By: /s/ Domenic J. Ferrante
                                              ----------------------------------
                                               Name:  Domenic J. Ferrante
                                               Title: Managing Director

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